

August 31, 2011

Via E-mail
Ms. Chang Ya-Ping
Tiger Jiujiang Mining, Inc.
6F, No. 81 Meishu East 6 Road
Kaohsiung, Taiwan 804

> **Re:**   **Tiger Jiujiang Mining, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed August 11, 2011**
> **File No. 333-166823**

Dear Ms. Chang:

We have reviewed your response letter dated August 10, 2011, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

General

1.   We note your response to comment two in our letter dated June 13, 2011, and reissue such comment. Please clarify in your prospectus summary and throughout your filing who will control the exploration work on the property. In that regard, your disclosure at page 18 that Kiukiang will control the exploration work on the property does not appear to be consistent with your disclosure at page 18 that Tiger will direct the exploration program.

Statement of Changes in Stockholders' Equity, page F-15

2.   We note that the amounts presented in the columns of your statement of changes in stockholders' of equity do not equal the sum of that column for the quarter ended May 31, 2011, nor do the amounts as of May 31, 2011 equal the sum of that row. In addition, it appears that your balances as of February 28, 2011 may have been misidentified as May 31, 2011. Please revise your presentation accordingly.

Note 4 – Common Stock Transactions, page F-22

3.   We note you disclose the issuance of 1,500,000 shares on May 31, 2010. The date of this issuance does not appear to be consistent with the date disclosed on pages 53 and F-11. Please revise your disclosure to reconcile to the information presented elsewhere in your filing, or advise us as to the nature of this difference.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact James Giugliano at (202) 551-3319, or in his absence Mark Shannon at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317, or in her absence Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director